Exhibit 99.2

Mobilicom Limited Announces Closing of Initial Public Offering

Shoham, Israel, Aug. 30, 2022 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW), a provider of cybersecurity and smart solutions for drones, robotics & autonomous platforms, today announced the closing of its U.S. initial public offering of 3,220,338 units, including 362,338 units sold upon full exercise of the underwriter's option to purchase additional units, each consisting of one American Depository Share (ADS) and one warrant to purchase one ADS, at a public offering price of $4.13 per unit for gross proceeds of approximately $13.3 million, before deducting underwriting discounts and offering expenses. The warrants have a per ADS exercise price of USD $5.00, are exercisable immediately and expire five years from the date of issuance.

The Company intends to use the proceeds of the offering for expansion of its sales and marketing activities, research and development, and working capital.

ThinkEquity acted as sole book-running manager for the offering.

A registration statement on Form F-1 (File No. 333-264523) relating to the offering was filed with the Securities and Exchange Commission (“SEC”) and became effective on August 24, 2022. This offering was made only by means of a prospectus. Copies of the final prospectus may be obtained from ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004, by telephone at (877) 436-3673, by email at prospectus@think-equity.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Mobilicom Limited

Mobilicom is an end-to-end provider of cybersecurity and smart solutions for drones, robotics and autonomous platforms. As a high-tech company, it designs, develops and delivers smart solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers. The Company holds patented technology and unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialized products used in a variety of applications. Mobilicom has grown a global customer base with sales to high profile customers including corporations, governments and military departments. Mobilicom’s competitive advantages including outstanding security capabilities and performance in harsh environmental conditions. Mobilicom’s large solution portfolio has been deployed worldwide, seeing the Company derive revenue from hardware, software sales and licensing fees and professional support services for its solutions.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” "will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

Contact:

Tristan Everett
Media Relations
+61 403 789 096
tristan.everett@marketeye.com.au

Aidan Brooksby
Investor Relations
+61 431 716 947
aidan.brooksby@marketeye.com.au

Oren Elkayam
Mobilicom Ltd
oren.elkayam@mobilicom.com

https://mobilicom-ltd.com.au/